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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                               View Systems, Inc.
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   926706 30 2
                                   -----------
                                 (CUSIP Number)

      Gunther Than, 925 W. Kenyon Ave., Suite 15, Englewood, Colorado 80110
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent


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         amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).

            Gunther Than

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         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   ..............................................................
            (b)   X.............................................................

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         3. SEC Use Only........................................................

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         4. Source of Funds (See Instructions) PF...............................

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         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e) .................................................

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         6. Citizenship or Place of Organization:  USA

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Number of       7. Sole Voting Power 2,328,500
Shares
Beneficially    ----------------------------------------------------------------
Owned by
Each            8. Shared Voting Power 166,700
Reporting
Person With     ----------------------------------------------------------------

                9. Sole Dispositive Power 2,328,500

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               10. Shared Dispositive Power  166,700

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         11. Aggregate Amount Beneficially Owned by Each Reporting Person
             2,328,500

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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions) ................................................

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         13. Percent of Class Represented by Amount in Row (11) 32%

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         14. Type of Reporting Person (See Instructions)

             IN

             ...................................................................

             ...................................................................

             ...................................................................

             ...................................................................

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Item 1.       SECURITY AND ISSUER

         This statement relates to shares of Common Stock, par value $.001 per share (the "Stock"), of View Systems, Inc. (the "Company"), a Florida corporation, having its principal executive office at 925 West Kenyon Avenue, Suite 15, Englewood, Colorado 80110.

Item 2.       IDENTITY AND BACKGROUND

         (a) This statement is being filed on behalf of Gunther Than (the "Reporting Person").

         (b) The Reporting Person resides at 28 Dekker Street, Golden, Colorado 80401.

         (c) The Reporting Person is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

         (e) The Reporting Person has not during the last 5 years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was he or is he subject to a judgment, decree or final order enjoining future


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              violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  The Reporting Person is a United States citizen.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 2,323,500 shares of the Company's common stock reported in this Schedule by Mr. Than represent (a) the number of shares (1,046,800) of Common Stock previously acquired by Mr. Than through an exchange on October 6, 1998, of RealView Systems, Inc. shares (acquired by Mr. Than during 1994 for Company shares) for Company shares; (b) the number of shares (300,000) acquired as executive compensation and in exchange for the granting of certain restrictive covenants pursuant to Mr. Than's executive employment agreement; (c) the number of shares (300,000) acquired by Mr. Than as incentive and executive compensation pursuant to the View Systems, Inc. 1999 Restricted Share Plan; (d) the number of shares (166,700) acquired by Mr. Than's wife, Linda Than, through an exchange on October 6, 1998, of RealView Systems, Inc. shares for Company shares and as incentive and other compensation paid under the View Systems, Inc. 1999 Restrictive Share Plan;
(e) the number of shares (250,000) which Mr. Than was granted in connection with the Company's acquisition of Eastern Tech Manufacturing Corp.; (f) the number of shares (250,000) which Mr. Than was granted the option to purchase in connection with the Company's acquisition of Eastern Tech Manufacturing Corp. at an exercise price of $2.00 per share; (g) the number of shares (25,000) Mr. Than was granted the option to purchase at an exercise price in excess of $2.00 per share in connection with the Company's redemption of 25,000 shares of stock owned by Mr. Than; (h) the number of shares (34,860) that Mr. Than was granted the option to purchase at an exercise price in excess of $2.00 per share in connection with the Company's redemption of 34,860 shares of stock owned by Mr. Than; (i) the number of shares (30,000) that Mr. Than was granted the option to purchase at an exercise price of 110% of bid price as quoted on the NASD OTCBB market on the date of grant as incentive stock options under the View Systems, Inc. 1999 Stock Option Plan, which options have fully vested and are exercisable within 60 days of this filing; and (j) the number of shares (45,000) that Mr. Than was granted the option to purchase at an exercise price of $.01 per share as non-qualified stock options under the View Systems, Inc. 1999 Stock Option Plan, which options have fully vested and are exercisable within 60 days of this filing. The consideration used to acquire the shares was personal funds or personal services. No part of the price paid for shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting securities.

Item 4.       PURPOSE OF TRANSACTION

         The Reporting Person acquired the Company's stock for investment purposes. The Reporting Person may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions. The Reporting Person may acquire additional shares of Company Stock as executive compensation or incentive compensation.

         Except as described above, the Reporting Person does not have any present plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a


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sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or (j) any action similar to any of those enumerated above.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 2,323,500 shares, representing 32% of the outstanding shares of the Company, based upon outstanding shares of 7,232,930. Included in this 2,323,500 shares are options held by the Reporting Person to acquire 384,860 shares that have fully vested or will fully vest within 60 days of the date of this filing.

         (b) Of the shares referred to in Item 5(a), the Reporting Person has the sole power to vote and dispose of 2,156,800 of the shares. The Reporting Person's wife owns 166,700 shares, and therefore he has shared power to vote and dispose of these shares.

         (c) There has been no transaction in the Common Stock of the Company affected during the past 60 days by the Reporting Person.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5(a).

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person is the President, Chief Executive Officer and Chairman of the Board of Directors of the Company. He has entered into the following agreements with the Company and with respect to his shareholdings: (1) an employment agreement with the Company, whereby he was granted 300,000 shares of Common Stock in exchange for a restrictive covenant not to compete or solicit; (2) a restricted share agreement with the Company pursuant to the View Systems, Inc. 1999 Restricted Share Plan, pursuant to which he received 300,000 shares of Common Stock, with restrictions on the tradability of this stock lapsing over time; (3) a View Systems Stock Option Agreement under the View Systems, Inc. 1999 Stock Option Plan, pursuant to which he received options to purchase 60,000 shares, which non-qualified stock options vest over time, with 45,000 shares vesting as of 60 days from the date of this filing; (4) a View Systems Stock Option Agreement under the View Systems, Inc. 1999 Stock Option Plan, pursuant to which he received incentive stock options to purchase 60,000 shares, with 30,000 shares vesting as of 60 days from the date of this filing;



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(5) a Stock Redemption Agreement, dated September 30, 1999, pursuant to which
Gunther Than received an option to purchase 34,860 shares at a price in excess of $2.00 per share, plus interest on $67,719.35 at the rate of 10% per annum from the date the shares are redeemed to the date the option to purchase is exercised; and (6) a Stock Redemption Agreement, dated May 27, 1999, pursuant to which Gunther Than received an option to purchase 25,000 shares at a price in excess of $2.00 per share, plus interest accruing on the $50,000 at the rate of 10% from the date the shares are redeemed to the date the option to purchase is exercised.

Item 7.       MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

         The employment agreement, restricted share agreement, redemption agreements and stock option agreements disclosed in Item 6 are incorporated by reference into this document from the Company's Registration Statement on Form SB-2 filed with the SEC on January 11, 2000.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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Date   January 11, 2000

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Signature

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Name/Title  Gunther Than, President & CEO

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)